Exhibit 99.1	NEWS RELEASE RARE ELEMENT RESOURCES LTD TSX-V: RES & AMEX: REE February 7, 2011 Ref: 3-2011

Rare Element Reports Additional REE Assays

From Resource Areas and a New Target Area

Vancouver B.C. - Rare Element Resources Ltd. (TSX-V: RES and AMEX: REE) is pleased to announce rare earth element (REE) assay results from an additional sixteen drill holes completed during its 2010 core drilling program at the Company's 100% owned Bear Lodge property, located in northeastern Wyoming, USA (Figure 1). Select REE assay intervals are also reported from two reverse circulation (RC) drill holes completed during the Company’s 2010 Sundance gold exploration program. Assays are pending for the final fifteen core holes. The current results are from the Bull Hill Southwest resource area (14 core holes), the Bull Hill NW resource area (two core holes), and a potential new target area that may be the northwestern extension of the Whitetail Ridge target area (2 RC holes). An updated NI 43-101-compliant resource estimate for the Bull Hill SW and Bull Hill NW resource areas was completed in May, 2010. The objectives of the 2010 drilling program were to expand the Bull Hill SW oxide resource and upgrade the resource category, and to explore for additional REE resources at the Bull Hill NW and Whitetail Ridge target areas. Previous assay results from the Bull Hill SW resource area and the Whitetail Ridge REE target area were reported in news releases dated 15 September and 9 November 2010, and 10 January 2011.

Highlights from the current group of assays include the following intercepts:

Bull Hill SW Resource Area

RES10-33 –   47.5 ft @ 3.97% TREO (total rare earth oxide)

 107.5 ft @ 3.06% TREO

RES10-34 –   53.5 ft @ 2.88% TREO

 161 ft @ 4.10% TREO (includes 64 ft @ 6.38% TREO)

 143 ft @ 3.30% TREO

RES10-37 -   76.5 ft @ 10.01% TREO

 34 ft @ 4.06% TREO

RES10-38 –    60 ft @ 7.41% TREO (includes 17 ft @ 14.14% TREO)

 88 ft @ 3.46% TREO

12 ft ’ @ 7.17% TREO

RES10-39 –  102 ft @ 4.20% TREO’ (includes 25 ft@ 8.79% TREO)

  99 ft @ 4.25% TREO

  73 ft @ 3.10% TREO

RES10-40 –  293 ft @ 3.51% TREO (includes 23 ft @ 7.29% TREO and 42.3 ft @ 5.03% TREO)

RES10-41 –    17.5 ft @ 8.41% TREO

RES10-48 –

  79 ft @ 4.50% TREO

RES10-56 -     80 ft @ 4.73% TREO (includes 17 ft @ 14.29% TREO)

115 ft @ 3.20% TREO

RES10-58 -    115 ft @ 5.81% TREO (includes 27 ft @ 13.52% TREO)

    50 ft @ 4.21% TREO

    24 ft @ 4.32% TREO

RES10-62 - 179 ft @ 8.78% TREO (includes 24 ft @ 12.53% TREO, 5 ft @ 15.80% TREO, 10 ft @ 19.91% TREO, and 36.5 ft @ 18.51% TREO)

Bull Hill NW Resource Area

RES10-42 -  14 ft @ 16.53% TREO

RES10-43 -  11 ft @ 4.82% TREO

New REE Target Area

SUN-079 -  30 ft @ 4.69% TREO

Jim Clark, Vice President Exploration states: “The current assay set includes some of the best results to date. The data show that the Bull Hill SW deposit is open to the southeast, with excellent REE grades right up to the limit of drilling. The results from drill hole RES10-33 demonstrate that strong REE mineralization is present west of the West Bull Hill fault and open up a significant area for further resource definition. We are excited about the results from the two SUN reverse circulation holes. The SUN holes were drilled in the Carbon gold target, some 1200 feet (366 m) from Whitetail Ridge, and suggest that the Whitetail Ridge target area may be larger than originally conceived. The current results will be incorporated into our next NI 43-101 compliant resource estimate, planned for completion early in the second quarter of 2011.”

Drilling Results

The REE deposits in the Bear Lodge Mountains of northeastern Wyoming occur within a large alkaline igneous complex that domes adjacent Paleozoic and Mesozoic sedimentary rocks. The REE mineralization is hosted in dikes and veins of carbonatitic intrusive bodies and their near-surface oxidized equivalents (FMR). FMR refers to the major constituents of the highly oxidized, former carbonatite dikes that occur in the depth range between the surface and 300-500 feet (91 – 152 meters) beneath the surface– F (FeOx)-M (MnOx)-R (REE minerals). A zone of partly oxidized carbonatite, termed transitional carbonatite has variable thickness and occurs beneath the FMR zone and above the deeper zone of unoxidized carbonatite.

REE assay values are reported by convention as the combined oxide equivalents (REO) of the fifteen elements in the lanthanide series + yttrium. The oxide equivalents are approximately 15.6% higher than the combined metal assay values. The Bear Lodge project contains predominantly the "light" REE (lanthanum, cerium, praseodymium, and neodymium), and economically important quantities of several of the “heavy” REE (europium, dysprosium, and terbium).

Bull Hill SW Resource Area

REE mineralization in the Bull Hill SW resource area is contained within intrusive dikes, veins, and stockwork of FMR, transitional carbonatite, and carbonatite that invade heterolithic intrusive breccia of the Bull Hill diatreme. Stockwork refers to a rock cut by a network of small veins or dikes that contain the mineralization. Much of the low-grade mineralization (1-2.5% REO) within the Bull Hill area deposits occurs in stockworks.  Most of the REE mineralization in the current set of holes occurs within FMR dikes and veins.

Nine of the holes reported here were drilled along a bearing of N45ºE from a series of sites on a resource evaluation grid established for the Bull Hill SW deposit in conjunction with Ore Reserves Engineering, the Company’s resource estimation consultant (Figure 1). Four holes were drilled on the grid along a bearing of S45ºW, and one hole was drilled on a due east bearing. The bearing, inclination, and significant assay intercepts from the REE-mineralized sections for each of the drill holes are summarized in Table 1 below.

Table 1. Summary of new REE-mineralized drill intercepts at the Bull Hill SW Resource Area:

Drill hole RES10-29 (N45E, -55º; t.d. 1,106 feet)

Interval (feet)	Intercept (feet)	Est. true thickness	Mineralized lithology	TREO (%)
260-488	228	131	FMR stockwork (260-288’) and carbonatite dikes and veins (288-488’)	3.71 (includes 87.5ft @ 4.62% TREO)
529.5-550.5	21	15	Carbonatite dikes	3.09
586.5-690	103.5	44	Carbonatite dikes	2.37
728-754	26	9	Carbonatite dikes	3.01
934-968	34	12	Carbonatite dikes	2.13

Drill Hole RES10-31 (N45E, -70º; t.d. 796 feet)

Interval (feet)	Intercept (feet)	Est. true thickness	Mineralized lithology	TREO (%)
28.5-35	6.5	5.6	FMR dike	15.94
139.5-144.5	5	4.3	FMR dike	2.57
328-334.5	6.5	6.5	FMR stockwork	4.45

Drill Hole RES10-33 (S45W, -60º; t.d. 806 feet)

Interval (feet)	Intercept (feet)	Est. true thickness	Mineralized lithology	TREO (%)
9.5-57	47.5	43	FMR stockwork	3.97
323.5-431	107.5	69	Carbonatite dikes and stockwork	3.06
495-505.5	10.5	10	Carbonatite dikes	9.57

Drill Hole RES10-34 (N45E, -45º; t.d. 755 feet)

Interval (feet)	Intercept (feet)	Est. true thickness	Mineralized lithology	TREO (%)
45-80	35	12	FMR dike and stockwork	2.37
186.5-240’	53.5	27	FMR dikes	2.88
260-421	161	103	FMR dikes and stockwork (260-310’); transitional carbonatite (310-421’)	4.10 (includes 64ft @ 6.38% TREO)
436.5-579.5	143	72	Transitional carbonatite dikes and stockwork	3.30
595-635	40	17	Carbonatite dikes and stockwork	1.81

Drill Hole RES10-36 (S45W, -45º; t.d. 490 feet)

Interval (feet)	Intercept (feet)	Est. true thickness	Mineralized lithology	TREO (%)
300-347.5	47.5	31	Transitional carbonatite stockwork	1.88

Drill Hole RES10-37 (S45W, -80º; t.d. 431 feet)

Interval (feet)	Intercept (feet)	Est. true thickness	Mineralized lithology	TREO (%)
19.5-96	76.5	20	FMR dikes and stockwork	10.01
165-185	20	12	Transitional carbonatite dikes	2.70
245.5-279	33.5	24	Transitional carbonatite dikes and stockwork	3.97
328.5-347	18.5	12	Transitional carbonatite dikes and stockwork	1.66
384-418’	34	24	Transitional carbonatite dikes	4.06
455.8-466	10.2	3.5	Transitional carbonatite dike	5.79

Drill Hole RES10-38 (N45E, -60º; t.d. 856 feet)

Interval (feet)	Intercept (feet)	Est. true thickness	Mineralized lithology	TREO (%)
21-81	60	46	FMR dikes and stockwork	7.41 (includes 17ft @ 14.14% TREO)
186.5-274.5	88	44	FMR dikes and stockwork	3.46
472.5-488	15.5	10	Transitional carbonatite dikes and stockwork	3.61
594-606	12	9	FMR dikes and stockwork	7.17

Drill Hole RES10-39 (S45W, -46.5º; t.d. 490 feet)

Interval (feet)	Intercept (feet)	Est. true thickness	Mineralized lithology	TREO (%)
10-112	102	72	FMR dikes and stockwork	4.2 (includes 25ft @ 8.79% TREO)
184-283	99	86	FMR dikes and stockwork	4.25
416-489	73	63	Transitional carbonatite dikes and stockwork	3.10

Drill Hole RES10-40 (N45E, -70º; t.d. 746 feet)

Interval (feet)	Intercept (feet)	Est. true thickness	Mineralized lithology	TREO (%)
200-493	293	168	FMR veins and stockwork (200-270’); transitional carbonatite dikes and stockwork (270-493	3.51 (includes 23ft @ 7.29% TREO and 42.3ft @ 5.03% TREO
704-735	31	15.5	Transitional carbonatite dikes and stockwork	2.89

Drill Hole RES10-41 (N45E, -45º; t.d. 646 feet)

Interval (feet)	Intercept (feet)	Est. true thickness	Mineralized lithology	TREO (%)
176-199	23	20	FMR dikes and stockwork	4.37
221.5-239	17.5	15	FMR dikes and veins	8.41
393-433	40	31	FMR stockwork	3.31

Drill Hole RES10-48 (N45E, -70º; t.d. 561 feet)

Interval (feet)	Intercept (feet)	Est. true thickness	Mineralized lithology	TREO (%)
72-87.5	15.5	8	FMR dike and stockwork	2.63
205.5-219	13.5	12	FMR dike and stockwork	2.02
340-368.5	28.5	24	FMR dike and transitional carbonatite stockwork	2.36
482-561	79	45	Transitional carbonatite dike	4.50

Drill Hole RES10-56 (N45E, -45º; t.d. 419 feet)

Interval (feet)	Intercept (feet)	Est. true thickness	Mineralized lithology	TREO (%)
63-143	80	51	FMR dikes and stockwork	4.73 (includes 17ft @ 14.29% TREO)
205-320	115	81	FMR dikes and stockwork	3.20
376-381	5	4.8	FMR dike	4.56

Drill Hole RES10-58 (N45E, -70º; t.d. 766 feet)

Interval (feet)	Intercept (feet)	Est. true thickness	Mineralized lithology	TREO (%)
22-40	18	6	FMR veins and stockwork	3.42
57-113	56	28	FMR veins and stockwork	2.16
132-247	115	57.5	FMR dikes and stockwork	5.81 (includes 27ft @ 13.52% TREO)
285-327	42	42	FMR stockwork	2.19
407-457	50	43	FMR veins and stockwork	4.21 (includes 11ft @ 9.29% TREO)
477-501	24	21	FMR/strong veins and stockwork	4.32

Drill Hole RES10-62 (N90E, -45º; t.d. 393 feet)

Interval (feet)	Intercept (feet)	Est. true thickness	Mineralized lithology	TREO (%)
54-233	179	137	FMR dikes and stockwork	8.78 (includes 24ft@12.53% TREO, 5ft@15.80%TREO, 10ft @ 18.91%TREO, and 36.5ft @ 18.51%TREO)
260-275	15	13	FMR dikes and stockwork	3.92

The drilling results continue to demonstrate that the target FMR and carbonatite bodies exhibit strong REE mineralization over a strike length of more than 1400 feet (426m). Interpretive correlations of drill intercepts suggest a structural bias toward vertical or near vertical dips and a transitional change in strike from northwesterly to almost due north in the northern part of the resource area. The results from drill holes RES10-56, RES10-58, and RES10-62 indicate that significant widths of strong REE mineralization continue to the southeast to the current limit of drilling, and that the Bull Hill SW resource remains open in that direction.

Bull Hill NW Resource Area

REE mineralization in the Bull Hill NW resource area is contained within intrusive dikes, veins, and stockwork of FMR, transitional carbonatite, and carbonatite that invade trachytic and phonolitic intrusive rocks of the Bear Lodge alkaline complex. Significant results from two exploration holes in the Bull Hill NW resource/target areas are reported in Table 2.

Table 2. Summary of new REE-mineralized drill intercepts in the Bull Hill NW Resource Area:

Drill Hole RES10-42 (S45W, -65º; t.d. 777 feet)

Interval (feet)	Intercept (feet)	Est. true thickness	Mineralized lithology	TREO (%)
117-127	10	4	FMR dikes and stockwork	2.91
337-351	14	9	FMR dike	16.53
729-771	42	14	Carbonatite dikes and stockwork	1.52

Drill Hole RES10-43 (N90W, -45º; t.d. 626 feet)

Interval (feet)	Intercept (feet)	Est. true thickness	Mineralized lithology	TREO (%)
152-163	11	6	FMR dikes and veins	4.82
198-213.5	15.5	11	FMR dike and stockwork	2.76
495-502	7	6.6	Transitional carbonatite dike	3.23

The results from the two Bull Hill NW drill holes show significant REE mineralization in FMR/carbonatite dikes and stockwork. The structural controls for the mineralized bodies remain incompletely understood in the target area.

Potential New Target Area

Two reverse circulation drill holes completed during the Company’s 2010 Sundance gold exploration program cut significant REE mineralization in FMR vein material that intrudes trachytic and syenitic intrusive rocks. The drill holes are located just south of the Carbon gold target and about 1,200 feet (366m) northwest of the Whitetail Ridge REE exploration target. The REE mineralization may portend the northwestern extension of the Whitetail Ridge system or, alternatively, a distinct FMR/carbonatite mineralized system. REE-bearing intercepts from drill holes SUN-076 and SUN-079 are given in Table 3. If this mineralization is a continuation of the Whitetail Ridge dike system and the Bull Hill SW system, its total length may reach up to 5000 feet (1500m) in length

Table 3. Summary of REE-mineralized intercepts in reverse circulation drill holes from the 2010 Sundance gold exploration project:

Drill Hole SUN-076 (N45W, -45º; t.d. 615 feet)

Interval (feet)	Intercept (feet)	Est. true thickness	Mineralized lithology	TREO (%)
100-110	10	-	FMR drill chips	1.66

Drill Hole SUN-079 (S80W, -45º; t.d. 775 feet)

Interval (feet)	Intercept (feet)	Est. true thickness	Mineralized lithology	TREO (%)
0-5	5	-	FMR drill chips	1.69
15-45	30	-	FMR drill chips	4.69

Assaying and Quality Control

ALS Chemex conducted the assaying for the rare earth elements in their Vancouver, British Columbia assay facility. ALS Chemex Vancouver is accredited to ISO 9001 and operates according to ALS Group standards consistent with ISO 17025 methods at other laboratories. The samples were prepared and subjected to lithium metaborate fusion, followed by ICP analysis and a mass spectroscopy finish.

Analytical quality is monitored through the use of randomly inserted quality control samples, including standards, blanks, and duplicates, which are blinded to the analytical laboratory. Results of the analyses at ALS Chemex are evaluated continuously by the Company’s QA/QC consultant, Dr Jeffrey Jaacks, who is a Qualified Person according to National Instrument 43-101, and the results indicate acceptable accuracy and precision. Blank analyses also indicate no issues with carry-over contamination.

Option Grant

The Company has issued stock options to a director and officer and consultants for a total of 403,000 options to purchase common shares of the Company at an exercise price of $15.16 per share for a period of five years, expiring on 11 January 2016, subject to the TSX Venture Exchange’s approval.

Rare Element Resources Ltd (TSX-V: RES: AMEX: REE) is a publicly traded mineral resource company focused on exploration and development of rare-earth elements and gold on the Bear Lodge property.

Rare-earth elements are key components of the green energy technologies and other high-technology applications. Some of the major applications include hybrid automobiles, plug-in electric automobiles, advanced wind turbines, computer hard drives, compact fluorescent light bulbs, metal alloys, additives in ceramics and glass, petroleum cracking catalysts, and a number of critical military applications. China currently produces more than 95% of the 130,000 metric tonnes of rare-earths consumed annually worldwide, and China has been reducing its exports of rare earths each year. The rare-earth market is growing rapidly, and is projected to accelerate if the green technologies are implemented on a broad scale.

ON BEHALF OF THE BOARD

Donald E. Ranta, PhD, PGeo, President & CEO

For information, refer to the Company’s website at www.rareelementresources.com or contact:

Mark T Brown, CFO, (604) 687-3520 ext 242 mtbrown@pacificopportunity.com .

Donald E Ranta, (604) 687-3520 don@rareelementresources.com

Donald E. Ranta, PhD, PGeo, serves the Board of Directors of the Company as an internal, technically Qualified Person.  Technical information in this news release has been reviewed by Dr. Ranta and has been prepared in accordance with Canadian regulatory requirements that are set out in National Instrument 43-101.  This news release was prepared by Company management, who take full responsibility for content. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Figure 1. Drill hole locations.